CONTRACT

OF

SALE OF STOCK

IN

CRANBERRY CREEK RAILROAD, INC.

DATED

April 26, 2006

TABLE OF CONTENTS

AGREEMENT	3

RECITALS	3

1.	Sale of Shares	3
2.	Purchase Price	3
3.	Representations and Warranties by the Seller	4
4.	Representations and Warranties by Purchaser	4
5.	Conduct Prior to Closing; Covenants	5
6.	Indemnification	6
7.	Closing	9
8.	Post Closing Covenants	10
9.	Termination	12
10.	Amendments, Waivers, and Consents	13
11.	Governing Law	13
12.	Headings	13
13.	Entire Agreement	13
14	Survival of Representations, Warranties, and Covenants	13
15.	Successors and Assigns	13
16	Notices	14
17.	Attorneys Fees	15
18.	Severability	15
19.	Counterparts	15
20.	Expenses	15
21	Failure or Indulgence Not Waiver; Remedies Cumulative	15

SIGNATURE PAGE.................................................................................	17

EXHIBITS.............................................................................................	18

AGREEMENT

This Contract of Sale (the “Agreement”), dated the 26th day of April, 2006 (the “Effective Date”), by and between James S. Wright, having an address 244C Mayflower Way, Monroe Township, New Jersey (the “SELLER”), and Chartwell International, Inc., a Nevada corporation having an address of 1124 Smith Street, Suite 304, Charleston, WV 25301 (sometimes hereinafter referred to as “Chartwell” and sometimes as the "PURCHASER"). Certain other capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

RECITALS

WHEREAS, the SELLER owns Thirty-Three and One-Thirds Percent (33 1/3%) of the issued and outstanding common shares of Cranberry Creek Railroad, Inc., a New Jersey corporation (hereinafter sometimes referred to as the "Company" or as “Cranberry Creek”) free and clear of all encumbrances (the “Shares”), and

WHEREAS, the SELLER desires to sell and the PURCHASER desires to buy such Shares, on the terms and conditions herein stated,

NOW, THEREFORE, in consideration of the mutual covenants herein contained, it is agreed by and between the parties hereto as follows:

1.           Sale of Shares. The SELLER shall sell and transfer to the PURCHASER, and the PURCHASER hereby agrees to purchase and acquire from the SELLER, Thirty-Three and One-Thirds Percent (33 1/3%) of all the issued and outstanding shares of capital stock in Cranberry Creek Railroad, Inc., consisting of ten (10) shares of common stock.

2.          Purchase Price. The purchase price for all of the Shares to be sold, conveyed and transferred by SELLER is FIVE HUNDRED THOUSAND and No/100 ($500,000.00) US DOLLARS (hereinafter the “Consideration”), which the PURCHASER agrees to pay to the

SELLER upon satisfaction of all the conditions in Section 5(A), by wire transfer, certified check, or bank check on the Closing Date (the “Closing Consideration”).

3.          Representations and Warranties by the SELLER. The SELLER represents and warrants to PURCHASER that:

A.         Authorization. SELLER has the legal authority to sell and transfer the Shares to PURCHASER as provided herein.

B.          Minutes and Stock Records. The SELLER has provided, or will provide at Closing, PURCHASER with complete and correct copies of the stock records of Cranberry Creek and its Subsidiary that it has in its possession.

C.         Ownership and Delivery of Assets. SELLER is the sole owner of the Shares.

D.            No Liens. The Shares are not encumbered by any Liens or otherwise.

E.          Full Disclosure. All of the representations and warranties made by the SELLER in this Agreement, and all statements set forth in the certificates delivered by the SELLER at the Closing pursuant to this Agreement, are true, correct and complete in all Material respects and do not contain any untrue statement of a Material fact or omit to state any Material fact necessary in order to make such representations, warranties or statements, in light of the circumstances under which they were made, misleading. Copies of all documents furnished by the SELLER pursuant to the terms of this Agreement are complete and accurate copies of the original documents. Schedules, certificates, and any and all other statements and information, whether furnished in written or electronic form, to PURCHASER or their representatives by or on behalf of the SELLER in connection with the negotiation of this Agreement and the transactions contemplated hereby do not contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained therein not misleading.

4.	Representations and Warranties by PURCHASER.

A.          Corporate Existence and Power. Chartwell is a corporation duly organized and validly existing under the laws of the State of Nevada, and is qualified to own and operate its properties and assets. Chartwell has all required corporate power and corporate authority to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby. Chartwell is not in material violation of any term of its Certificate of Incorporation or Bylaws, as amended as of the date hereof.

B.          Non-Contravention. Neither Chartwell nor any of its Subsidiaries has and/or is bound by any Contract, agreement, lease, commitment, or proposed transaction, judgment, order, writ or decree, written or oral, absolute or contingent, other than contracts entered into in the ordinary course of business, which would Materially interfere with, or have a Material Adverse Effect on the discharge of Chartwell’s responsibilities and obligations under this Agreement.

C.          Legal Proceedings. There is no action, suit, proceeding or investigation pending or currently threatened against Chartwell that threatens the validity of this Agreement, or the right of Chartwell to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in a Material Adverse Effect on the assets, business, properties, prospects, or financial condition of Chartwell in a way that may or would interfere or jeopardize Chartwell’s ability to Materially perform under this Agreement.

D.          Accredited Investor. Chartwell presently qualifies and will as of the Closing Date qualify, as an “accredited investor” within the meaning of Regulation D of the Securities Act.

5.	Conduct Prior to Closing; Covenants.

A.          Conditions to Payment of Closing Consideration. The following conditions must all be satisfied by SELLER before PURCHASER shall be obligated to pay the Closing Consideration:

(i)          SELLER shall have provided to PURCHASER copies of all stock records in its possession,

(ii)         SELLER shall deliver to PURCHASER a copy of his stock certificate evidencing his ownership interest in Cranberry Creek.

B.          Notification of Certain Matters. The SELLER shall give prompt notice to PURCHASER of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any of the SELLER’s representations or warranties contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (ii) any failure of the SELLER to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5(B) shall not limit or otherwise affect the remedies available hereunder to PURCHASER.

C.           Public Announcements. Only PURCHASER shall have the right to issue any press release or other public statement with respect to this Agreement or the transactions contemplated herein.

D.           Covenants by Both Parties. Both parties agree that on the Closing Date, the SELLER shall own all right, title and interest in the list of assets attached hereto as Exhibit B (“M&NJ Assets”). As of the Closing Date, Chartwell transfers and assigns all right, title and interest in the M&NJ Assets to the SELLER “as is” with no warranties or representations whatsoever.

6.	Indemnification.

A.           Indemnification of PURCHASER. SELLER shall defend, indemnify and hold harmless PURCHASER and its respective officers, directors, stockholders, employees and agents from and against any and all losses, claims, judgments, liabilities, demands, charges, suits, penalties, costs or expenses, including court costs and attorneys’ fees (“Claims and Liabilities”) with respect to or arising from (i) the Material breach of any warranty or any inaccuracy of any representation made by the SELLER in this Agreement (as each such representation or warranty would read if all qualifications as to Material Adverse Effect were deleted therefrom), or (ii) the Material breach of any covenant or agreement made by the SELLER in this Agreement.

B.           Indemnification of SELLER. PURCHASER shall defend, indemnify and hold harmless the SELLER, from and against any and all Claims and Liabilities with respect to or arising from (i) the Material breach of any warranty or any inaccuracy of any representation made by PURCHASER, or (ii) the Material breach of any covenant or agreement made by PURCHASER in this Agreement.

C.           Claims Procedure. Promptly after the receipt by any indemnified party (the “Indemnitee”) of notice of the commencement of any action or proceeding against such Indemnitee, such Indemnitee shall, if a claim with respect thereto is or may be made against any indemnifying party (the “Indemnifying Party”) pursuant to this Section 6, give such Indemnifying Party written notice of the commencement of such action or proceeding and give such Indemnifying Party a copy of such claim and/or process and all legal pleadings in connection therewith. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations contained in this Section 6, except where, and solely to the extent that, such failure actually and Materially prejudices the rights of such Indemnifying Party. Such Indemnifying Party shall have, upon request within thirty (30) days after receipt of such notice, but not in any event after the settlement or compromise of such claim, the right to defend, at its own expense and by its own counsel reasonably acceptable to the Indemnitee, any such matter involving the asserted liability of the Indemnitee; provided, however, that if the Indemnitee determines that there is a reasonable probability that a claim may Materially and adversely affect it, other than solely as a result of money payments required to be reimbursed in full by such Indemnifying Party under this Section 6 or if a conflict of interest exists between Indemnitee and the Indemnifying Party, the Indemnitee shall have the right to defend, compromise or settle such claim or suit; and, provided, further, that such settlement or compromise shall not, unless consented to in writing by such Indemnifying Party, which shall not be unreasonably withheld, be conclusive as to the liability of such Indemnifying Party to the Indemnitee. In any event, the Indemnitee, such Indemnifying Party and its counsel shall cooperate in the defense against, or compromise of, any such asserted liability, and in cases where the Indemnifying Party shall have assumed the defense, the Indemnitee shall have the right to participate in the defense of such asserted liability at the Indemnitee’s own expense. In the event that such Indemnifying Party shall decline to participate in or assume the defense of such action, prior to paying or settling any claim against which such Indemnifying Party is, or may be, obligated under this Section 6 to indemnify an Indemnitee, the Indemnitee shall first supply such Indemnifying Party with a copy of a final court judgment or decree holding the Indemnitee liable on such claim or, failing such judgment or decree, the terms and conditions of the settlement or compromise of such claim. An Indemnitee’s failure to supply such final court judgment or decree or the terms and conditions of a settlement or compromise to such Indemnifying Party shall not relieve such Indemnifying Party of any of its indemnification obligations contained in this Section 6, except where, and solely to the extent that, such failure actually and Materially prejudices the rights of such Indemnifying Party. If the Indemnifying Party is defending the claim as set forth above, the Indemnifying Party shall have the right to settle the claim only with the consent of the Indemnitee.

D.            Exclusive Remedy. Each of the parties hereto acknowledges and hereby agrees that its sole and exclusive remedy with respect to any and all claims relating to a default under this Section 6 shall be limited to monetary damages incurred by the non-breaching party for fines, reasonable legal fees, expert fees and other related costs and disbursements incurred by the Indemnitee, provided, however, that in no event shall any party who is found liable under this Section 6 be required to pay damages in excess of the aggregate sum of ONE-HUNDRED THOUSAND AND NO/100 ($100,000.00) DOLLARS relating to all aggregate claims filed pursuant to this Section 6. Except as provided herein, SELLER shall not be responsible for any corporate expenses, legal fees, taxes, accounts payable or any other obligations related to Cranberry Creek and M&NJ.

7.	Closing.

A.           Conditions to Closing. The following conditions must all be satisfied by SELLER on or before the Closing Date or else this Agreement will be terminated and any other understandings between the parties will immediately become null and void:

(i)           The representations and warranties of the SELLER contained in Section 3 shall be true in all Material respects on and as of the Closing with the same effect as if made on and as of the Closing.

(ii)         SELLER shall have performed or fulfilled in all material respects all agreements, obligations, and conditions contained herein required to be performed or fulfilled by the SELLER before the Closing.

(iii)         SELLER shall have delivered to the PURCHASER his original stock certificate in Cranberry Creek properly endorsing and assigning ownership interest over to the PURCHASER.

B.           Closing Date. The Closing shall take place on or about April 26, 2006 (the “Closing Date”).

C.           Location. The Closing shall take place at the law office of Lynch Keefe Bartels, 830 Broad Street, Shrewsbury, New Jersey 07702.

D.           Documents and Payment. At the Closing the SELLER and PURCHASER shall exchange any and all documents required by the terms of this Agreement, in order to complete and perfect the transactions contemplated by this Agreement, and PURCHASER shall pay to SELLER the Closing Consideration.

E.           Rights to Possession. At the Closing, the PURCHASER shall have the immediate right to take over possession and control of the Shares. In this respect physical possession of the stock certificate(s) evidencing the Shares shall be tendered as of the moment the Closing. At the Closing the PURCHASER is to receive all stock records of the Company and its Subsidiary in the possession of the SELLER.

8.	Post Closing Covenants.
A.	Of Purchaser.

(i)           PURCHASER shall execute all necessary documents to perfect SELLER’s ownership interest in the M&NJ Assets.

(ii)        PURCHASER shall permit SELLER to store the steam engine, its tender and all parts and accessories related thereto on the M&NJ premises in a dry and secure structure at no cost for one (1) year from the Closing Date; provided, however, SELLER hereby releases PURCHASER from any damage to such steam engine, its tender and all parts and accessories related thereto not caused by the PURCHASER’s intentional or gross negligent conduct. Additionally, PURCHASER shall permit SELLER, its agents, employees, representatives, contractors or designess to conduct work on, salvage, inspect such steam engine and to show it to potential buyers upon reasonable prior written notice (no less than four (4) business days) and at no interference to PURCHASER’s operations.

(iii)       PURCHASER shall permit SELLER to store the “three board” railroad flatcar frame and related wheelset and the railroad caboose frame and related wheel set on the premises of M&NJ at no cost for one (1) year from the Closing Date; provided, however, SELLER hereby releases PURCHASER from any damage to such “three board” railroad flatcar frame and related wheelset and the railroad caboose frame and related wheel set not caused by the PURCHASER’s intentional or gross negligent conduct. Additionally, PURCHASER shall permit SELLER, its agents, employees, representatives, contractors or designess to conduct work on, salvage, inspect such “three board” railroad flatcar frame and related wheelset and the railroad caboose frame and related wheel set and to show them to potential buyers upon reasonable prior written notice (no less than four (4) business days) and at no interference to PURCHASER’s operations.

(iv)       PURCHASER shall permit SELLER to insure the steam engine, its tender and all parts and accessories related thereto, “three board” railroad flatcar frame and related wheelset and the railroad caboose frame and related wheel set while stored on the premises of M&NJ.

(v)        Upon the reasonable request of SELLER but upon no less than fifteen (15) days prior written notice, PURCHASER shall use its diesel railway engine and employees, as necessary, to transport the steam engine, its tender and all parts and accessories related thereto, “three board” railroad flatcar frame and related wheelset and the railroad caboose frame and related wheel set off the premises of M&NJ at no cost to SELLER.

(vi)       PURCHASER shall permit SELLER and/or its representatives to enter upon the premises of M&NJ to prepare the equipment and furniture referenced in Section 8(A) hereto for removal from the premises of M&NJ upon reasonable prior written notice (no less than ten (10) business days) and at no interference to the operations of PURCHASER.

B.	Of Seller.

(i)           SELLER shall deliver and assign to PURCHASER stock certificate(s) evidencing ownership of the Shares.

(ii)          SELLER shall install and remove a ramp needed to be constructed on the premises of M&NJ to remove the steam engine, its tender and all parts and accessories related thereto, “three board” railroad flatcar frame and related wheelset and the railroad caboose frame and related wheel set off the tracks to be transported off the premises of M&NJ at

SELLER’s sole cost and expense. SELLER hereby releases PURCHASER from any damage to such ramp not caused by the PURCHASER’s intentional or gross negligent conduct.

9.	Termination.

A.           Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of this Agreement and the transactions contemplated thereby by the Board of Directors of the Company:

(i)          by mutual written agreement duly authorized by the PURCHASER and SELLER;

(ii)         by either party, if the other party has breached any representation, warranty, covenant or agreement of such other party set forth in this Agreement and such breach has resulted or can reasonably be expected to result in a Material Adverse Effect on the Company or would prevent or materially delay the consummation of the sale of the Shares;

(iii)        by either party, if all the conditions to the obligations of such party for Closing shall not have been satisfied or waived on or before the Closing Date other than as a result of a breach of this Agreement by the terminating party;

(iv)        by either party, if a permanent injunction or other order by any Federal, State and/or County court which would make illegal or otherwise restrain or prohibit the consummation of the sale of Shares shall have been issued; or

(v)	as otherwise provided for in this agreement.

B.           Notice of Termination. Any termination of this Agreement under Section 9(A) above will be effective by the delivery of written notice of the terminating party to the other party hereto.

C.	Effect of Termination. In the case of any termination of this Agreement as provided in this Section 9, this Agreement shall be of no further force and effect and nothing herein shall relieve any party from liability for any breach of this Agreement.

10.          Amendments, Waivers, and Consents. For the purposes of this Agreement and all agreements executed pursuant hereto, no course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or there under shall operate as a waiver of the rights hereof and thereof. No covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such covenant or other provision and accepted by the other. No amendment to this Agreement may be made without the written consent of both of the parties hereto.

11.          Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of New Jersey, as applied to agreements among New Jersey residents entered into and to be performed entirely within New Jersey, without giving effect to conflict of laws principles thereof.

12.          Headings. The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction or interpretation of any provision thereof or hereof.

13.          Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior or contemporaneous agreements, discussions, correspondence and understandings, both written and oral, among the parties with respect to the subject matter hereof.

14.        Survival of Representations, Warranties, and Covenants. The warranties, representations and covenants of the SELLER and PURCHASER contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

15.        Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including permitted transferees of any securities issued hereunder). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

16.          Notices. Unless otherwise provided, all notices and other communications required or permitted under this Agreement shall be in writing and shall be mailed by United States first-class mail, postage prepaid, sent by facsimile or delivered personally by hand or by a nationally recognized courier addressed to the party to be notified at the address or facsimile number indicated for such person at the address set forth below, or at such other address, including email or facsimile number as such party may designate by ten (10) days' advance written notice to the other parties hereto:

If to Chartwell:	Chartwell International, Inc.
1124 Smith Street. Suite 304
Charleston, WV 25301
Attention: Imre Eszenyi, Chairman

As needed: Fax: (516) 677-1911

As needed: Tel: (516) 677-0222

Email: imre@orchestrafp.com

With a Copy to:	Bullivant Houser Bailey PC
1331 Garden Hwy., Suite 300
Sacramento, CA 95814
Attention: Mark C Lee

As needed: Fax: (916) 442-3442

As needed: Tel: (916) 442-0400

Email: mark.lee@bullivant.com

If to the SELLER:	James S. Wright
244C Mayflower Way
Monroe Township, NJ 08831-1722

As needed: Tel: (609) 395-7097

With a Copy to:	Michael J. Weisslitz, Esq.

830 Broad Street

Shrewsbury, NJ 07702

As needed: Fax: (732) 224-9494

As needed: Tel: (732) 224-9400

Email: mweisslitz@lkblaw.com

All such notices and other written communications shall be effective on the date of mailing, confirmed facsimile transfer or delivery.

17.        Attorneys Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to be reimbursed by the non-prevailing party for reasonable attorneys' fees, costs and disbursements, in addition to any other relief to which such party may be entitled. Any dispute or claim arising out of this Agreement shall be commenced and maintained in a court of competent jurisdiction in Middlesex County, New Jersey and initiated within one (1) year of the Closing Date.

18.        Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were rewritten so as to be enforceable in accordance with its terms.

19.        Counterparts.              This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.        Expenses. Except as otherwise provided for in this Agreement, the PURCHASER and SELLER will bear their respective legal and other fees and expenses with respect to the Agreement and the transactions contemplated hereby.

21.        Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other rights. Except as otherwise provided hereunder, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

SIGNATURES

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SELLER:

JAMES S. WRIGHT

By: _________________________________

James S. Wright

PURCHASER:

CHARTWELL INTERNATIONAL, INC.

By: __________________________

Paul Biberkraut, Chief Financial Officer

EXHIBIT A

CERTAIN DEFINITIONS

The following terms, as used in the Agreement, have the following meanings:

“Affiliate(s)” shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Agreement” shall have the meaning as set forth in the Preamble.

“Chartwell” shall have the meaning as set forth in the Preamble.

“Claims and Liabilities” shall have the meaning as set forth in Section 6(A) of the Agreement.

“Closing” shall have the meaning as set forth in Section 7(A) of the Agreement.

“Closing Consideration” shall have the meaning as set forth in Section 2 of the Agreement.

“Closing Date” shall have the meaning as set forth in Section 7(B) of the Agreement.

“Company” shall have the meaning set forth in the Recitals.

“Contract” means any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, obligation, plan, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or by which such Person is bound or affecting such Person’s capital stock, Assets or business.

“Indemnified Party” shall have the meaning as set forth in Section 6(C) of the Agreement.

“Indemnifying Party” shall have the meaning as set forth in Section 6(C) of the Agreement.

“Indemnitee” shall have the meaning as set forth in Section 6(C) of the Agreement.

“Knowledge” means the actual knowledge of the officers of a party, and knowledge that a reasonable person in such capacity should have after due inquiry.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset.

“Material” and “Materially” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means, with respect to any Person, a Material adverse effect on the condition (financial or otherwise), business, assets, liabilities or the reported or future results or prospects of such Person and its Subsidiaries taken as a whole.

“PURCHASER” shall have the meaning as set forth in the Preamble.

“Person” means an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“SELLER” shall have the meaning as set forth in the Preamble.

“Share” or “Shares” shall have the meaning as set forth in the Recitals.

“Subsidiary” means, with respect to any Person, (i) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

EXHIBIT B